UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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Dated January 23, 2007

Commission File Number: 001-14666

MITTAL STEEL COMPANY N.V.

(Translation of registrant’s name into English)

15th Floor, Hofplein 20

3032 AC Rotterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒               Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐               No   ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On January 19, 2007, Mittal Steel Company N.V. issued the press release attached hereto as Exhibit 99.1, which is incorporated herein by reference.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press release dated January 23, 2007, announcing Rotterdam Court's Denial of ThyssenKrupp's Petition for an Order Directing Mittal Steel to Cause Arcelor to Sue Stichting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2007

By:	/s/ Henk Scheffer
	Name:	Henk Scheffer
	Title:	Company Secretary

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press release dated January 23, 2007, announcing Rotterdam Court's Denial of ThyssenKrupp's Petition for an Order Directing Mittal Steel to Cause Arcelor to Sue Stichting.